Exhibit 99.1

PRESS RELEASE
Enzymotec Announces Extraordinary
General Meeting of Shareholders
 for Ratification of Appointment of External Directors
and Certain Director Compensation Matters

MIGDAL HA’EMEQ, ISRAEL, November 8, 2013—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold an Extraordinary General Meeting of Shareholders on Thursday, December 19, 2013. The record date for shareholders entitled to vote at the meeting is Thursday, November 14, 2013.

The Meeting is being called for the following purposes:

(1)
to ratify the election of Ms. Michal Silverberg and Mr. Joseph Tenne as external directors of the Company subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”); and

(2)	to approve, upon recommendation of the Board of Directors of the Company (the “Board”) and in compliance with the Companies Law, changes in the compensation provided to two members of the Board.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal, and is furthermore subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of each proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of each proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against each proposal must not exceed 2% of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposal to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on that proposal. the Company  is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.enzymotec.com.

About the Company

The Company is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-functional lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Press Contact:

Katie Turner, ICR
+646 277 1228
Katie.turner@icrinc.com

John Mills, ICR
+310 954 1105
John.mills@icrinc.com